Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

February 4, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated January 28, 2008 (the “Letter”) regarding an additional comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, your comment is reproduced below in bold quoted text, prior to the related response by Autobytel.

1.	“Please provide us with the following information regarding your valuation of the patent license in sufficient detail to support the reasonableness of your allocation of the litigation proceeds:

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Describe how considering existing international licenses (brand name, trademarks, logo and business procedures) factored into your valuation. It is our understanding that these are not, necessarily, similar intellectual property;

Autobytel believes it took reasonable steps to determine an objective and reliable fair value of the non-exclusive patent license to Dealix for accounting purposes.

As mentioned in our previous responses, Autobytel licenses intellectual property rights to a limited number of international licensees and had an ownership interest in certain of these licensees. One of the major assumptions Autobytel made in performing the valuation of the patent license was the applicable royalty rate that Autobytel and Dealix would agree to in a hypothetical arms length negotiation of the patent license. Autobytel believed consideration of its existing international licenses was helpful in providing some foundation for estimating the potential royalty rate Autobytel would have considered charging Dealix for the patent license.

The basis for the consideration of the international licenses was mainly because these licenses also involve intellectual property and provide for royalty payments based on a percentage of revenue, with a minimum payment threshold. Autobytel believed it was important to consider its licensing history and assess the licensing transactions it has previously entered into to determine if and how those transactions would impact a hypothetical arms length negotiation of the Dealix patent license.

However, although these international licenses were somewhat helpful in providing some guidance in estimating a reasonable royalty rate for the Dealix patent license for accounting purposes, their use in determining the final royalty rate that was used in the valuation was limited for the following reasons:

(i)	the international licenses analyzed comprise intellectual property such as trademarks, software, brand name, and other business procedures,

(ii)	the international licenses analyzed were entered into with affiliates as opposed to a direct competitor like Dealix, and

(iii)	Autobytel owned an interest in the international licensees analyzed and such related party transactions may not be fair representations of the license fee that would be charged in an arms length transaction between unrelated parties.

The international licenses analyzed have royalty rates ranging between 3.0% and 5.0% of the licensees’ revenues, in addition to annual minimum payments ranging between $150,000 and $300,000. These royalty rates and annual minimum payments were determined from negotiations with these international licensees.

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Explain how you were able to estimate Dealix’s current and future dealer lead service revenue. Describe the information, how it was obtained, and how it was used in your valuation. For example, provide us with the number of years of financial statements of Dealix on which you based future projections of Dealix’s income, the major assumptions used to project Dealix’s income, the royalty rate applied to that income, the basis for the royalty rate, etc.;

•	Describe the comparable licenses for business method patents issued by other companies and specifically how these were used in your valuation. In addition, tell us how you deemed these comparable;

As noted in Autobytel’s previous response, Autobytel estimated Dealix’s current and future dealer lead service revenues in valuing the non-exclusive patent license. Dealix is a subsidiary of The Cobalt Group, Inc., a privately owned company that does not publish its financial information for public use. Therefore, Dealix’s historical revenues were not available to Autobytel in performing the valuation. As a result, Autobytel used its own dealer lead service revenue for the year ended December 31, 2006, as a baseline to estimate Dealix’s dealer lead service revenue and adjusted for differences in Autobytel’s market share, price per lead and total volume of leads sold and estimates of similar data for Dealix.

Based on its analyses, Autobytel believes Dealix has a larger revenue base from leads than Autobytel because Dealix generates more leads. On the other hand, Autobytel also believes Dealix earns slightly lower average revenues per lead than Autobytel. Autobytel’s estimates of Dealix’s market share, price per lead and total volume of leads sold were made through Autobytel’s routine competitive analyses of major competitors that Autobytel performs using data from feedback from its customers, leading automotive industry publications, independent third party automotive industry research reports, market intelligence and knowledge and industry experience of senior Autobytel management.

Autobytel believes the data from these various sources are reasonable and representative of actual results because the online market for automotive leads is dominated by three major players – AutoUSA, Dealix and Autobytel, which collectively capture over 80.0% of total market share. These three dominant players often compete within the same geographical areas and sometimes share customers. Therefore, in the ordinary course of business, information on the estimated volume of leads transacted and the average price of such leads are readily obtainable.

Autobytel also corroborated its estimate of the volume of leads sold by Dealix from aggregated data generated from a leading lead management software application. In valuing the Dealix patent license, Autobytel assumed that the profile of the subset of Dealix’s dealer base that uses such software application is representative of Dealix’s entire dealer customer base.

Autobytel estimated Dealix’s revenue through 2019, the end of the legal useful life of the patent license. Autobytel assumed Dealix’s dealer lead service revenue would be dependent upon several factors, among which growth of the U.S. automobile industry would be a major factor. Autobytel reviewed several research reports on the automobile industry to determine the automobile industry’s long-term growth prospects.

Through this research, Autobytel believes that the long-term growth of the U.S. automobile industry is generally in line with growth in the U.S. gross domestic product. Therefore, Dealix’s dealer lead service revenue was projected to grow at 3.0% annually, which is also in line with inflation. This is based on the assumption that although certain aspects of Dealix’s dealer lead service may change in the future, the underlying concept of the service will not change and the licensed patent will continue to provide economic value to Dealix, unless there is a dramatic change in the way consumers submit leads online.

In order to determine a reasonable royalty rate for accounting purposes, Autobytel considered royalty rates paid by third parties for licenses of business method patents in the online space. These royalty rates were obtained through a search of several different royalty databases, such as Royalty Source and RoyaltyStat, and six transactions were identified and analyzed.

Business method patent license transactions, as opposed to process or utility patent licensing transactions, are generally uncommon. As a result, these six transactions represent all publicly available business method patent transactions in the online space that Autobytel obtained through its search. Autobytel also recognized that patents in general, by their very nature, cannot bear close similarity to other patents because of their uniqueness and specificity to only one entity. Therefore, their comparability to other patents is generally limited.

Autobytel’s assessment of the comparability of these six transactions to the Dealix patent license, included, but was not limited to, the following:

(i) these licenses were for business method patents in the online space similar to the patent license to Dealix;

(ii) a majority of these transactions appear to be for non-exclusive patent licenses similar to the patent license to Dealix; and

(iii) two of these transactions included upfront payments similar to the patent license to Dealix.

A description of these six transactions is summarized in Attachment A to this letter.

In determining the applicable royalty rate to use in valuing the Dealix patent license, the royalty rates for these six comparable business method patents were analyzed. As shown in Attachment A, the royalty rates for these six transactions ranged between 0.25% and 10.0% of revenues, with an average of 3.8% and a median of 3.3%. In determining a reasonable royalty rate to apply to the Dealix patent license for accounting purposes, Autobytel rejected the low end of the range of 0.25% primarily because Autobytel assumed that the upfront fee in the transaction where this rate was charged likely represented a substantial portion of the license fee, therefore necessitating a lower royalty rate. In the Dealix case, the settlement amount was for multiple elements, including, but not limited to, the mutual release of claims (which included reimbursement of legal fees, damages and past infringement) and the non-exclusive patent license.

Autobytel also rejected the high end of the range of 10.0% since it related to an exclusive license, including sublicensing rights, of a method patent with a very minimal upfront fee. This transaction also included computer software. Generally, computer software licenses typically command higher royalty rates. The Dealix license on the other hand is a non-exclusive license, with no sublicensing rights, does not involve computer software license and solely involves a business method patent.

Excluding the outlier transactions with royalty rates of 0.25% and 10.0% resulted in a recomputed average royalty rate of 3.1% for the remaining four transactions. Therefore, Autobytel applied a royalty rate of 3.0% to the estimated Dealix dealer lead service revenues.

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Describe the basis for your conclusion that the fair value of the continuing obligation (i.e. the future unidentified patents/covenant not to sue) is implicit in the assumptions used in determining the fair value of the non-exclusive patent license.

The basis for Autobytel’s conclusion that the fair value of the continuing obligation under the covenant not to sue is implicit in the assumptions used in determining the fair value of the non-exclusive patent license is primarily anchored on the assumption that the licensed patent is a key piece of Dealix’s business model. Therefore, the estimated future dealer lead service revenue, including projections for growth, used in estimating the fair value of the non-exclusive license assumes the continued use of the licensed patent and such unspecified future patents that are necessarily infringed in operating under the licensed patent. In other words, Dealix’s projected future revenues also incorporate the cash flows that would be generated from Dealix’s exercise of its rights under the covenant not to sue. As stated in its previous response, Autobytel believes that for Dealix to remain competitive, it must continue to utilize the licensed patent and the rights to future unspecified patents that Autobytel may obtain to the extent necessarily infringed by practicing the licensed patent. Autobytel also expects the licensed patent to continue to provide economic value to Dealix.

As the last date to file Autobytel’s Annual report on Form 10-K for the year ended December 31, 2007 is March 17, 2008, Autobytel would appreciate a resolution in a timeframe that will allow it to file the Form 10-K reflecting the resolution of any issues. We thank you for your prompt attention to this letter. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer

ATTACHMENT A

SCHEDULE OF BUSINESS METHOD PATENT TRANSACTIONS IN THE ONLINE SPACE

				Royalty Rate		Upfront	License
Patent Type	Licensor	Licensee	Date	% (low)	% (high)	Fee	Fees	Description
Business Method	Aden Enterprises Inc.	MercExchange LLC	1/7/2000	1.5	1.5	$0	An annual payment of greater of (1) the first $50,000 of any of the gross transaction or (2) a 1.5% (one point five percent) continuing royalty of Gross Transactions generated by each Vertical Sector.	The licensee is granted a non-exclusive license for the pending and issued Subject Patents to Internet Markets and Auctions for a variety of Vertical Sectors. The Subject Patents include: (1) “Consignment Notes”, (2) Method and Apparatus to Facilitate Internet Commerce with Binding Offers to Sell and Binding Counter-Offer to Buy in an Electronic Market”, (3) “Method and Apparatus for Facilitating Electronic Commerce Through Internet Auctions”, (4) “Methods and Apparatus for Facilitating Electronic Commerce Through Two-Tiered Electronic Markets and Auctions”, and (5) “Method and Apparatus for Using Search Agents to Search Plurality of Markets for Items.”

Business Method	Arthur Henley and Scott Grau	E Net Inc.	3/1/1996	5.0	5.0	$0	5% (five percent) royalty against gross profit from the sale of products covered by the 353 Patent	The licensee acquired all rights to patent of telephony-over-data telecommunications technology; software-based telecommunications products that enables, enhance or manage telephone communications. It acquired all rights, title and interest in the first U.S. patent, for a system and method for communicating high fidelity and clear transmission of ordinary telephone communications. Licensor owns U.S. Patent No. 5,526,353, “System and Method of Communicating Audio Data over a Packet-Based Network” (the “353 Patent”).

Business Method	Intermind Corp	(Various)	10/16/1999	1.0	1.0	$0	1% (one percent) royalty	The licensor patented the idea of “automated software agents”—programs that autonomously search the web for specific products—that communicated with one another. The Privacy Preferences Project (P3P) sets out a standard way for websites to explain what they do with the information they collect. A web browser would read this code automatically and warn you before you visit a site that has poor policy.

Business Method	NASA	NextGen Systems Inc.	8/04/1997	10.0	10.0	$15,000	Initial royalty of $15,000 and a running royalty of 10% of net sales of royalty-base products.	The licensee is granted a terminable, royalty-bearing, exclusive license in the field of use, including sublicensing, to make or have made, or use, or sell or offer to sell royalty-based products in the U.S. NASA is the owner of the US Copyright in the computer software described as “Method for Visually Integrating Multiple Data Acquisition Technologies for Real Time & Retrospective Analysis.”

Business Method	Net MoneyIn Inc.	Product Express.com	6/27/2000	0.25	0.5	$3,000,000	$3,000,000 or $6,000,000 initial investment for a license against a .5% (one half percent) or .25% (one quarter percent) royalty, respectively.

Patent #5,822,737 with 26 claims, 8 drawing sheets, for Financial Transaction System filed on February 5, 1996 and granted on October 13, 1998 encompasses the following: “An automated payment system for purchases over the Internet. The customer's computer is linked to a processing computer and the credit card number and the amount is transmitted to the payment processing computer. The payment processing computer automatically contacts a bank for verification of the credit card amount; the bank transmits an authorization to the processing computer. The processing computer communicates a password to the customer’s computer.

Continuation Patent #5,991,738 with 19 claims, 8 drawing sheets for Automated Credit Card Processing filed on November 12, 1997 and granted on November 23, 1999 and Patent #5,963,917 with 7 claims and 8 drawing sheets, for Financial Systems of Computers filed on October 5, 1998 and granted on October 5, 1999, further surround and expand the original patent; automated credit card processing, electronic shipping order creation, as well as other related systems required in the processing of orders on both the Internet and an intranet.

Business Method	Portal Services Network	I3 Mobile Inc.	4/3/2000	5.0	5.0	$0	5% royalty	The licensee entered an agreement to use the licensor’s method patent, which allows it to involve a third party processing center or clearinghouse that authenticates user orders in each electronic commerce transaction.
		Average		3.8	3.8	$502,500
		Median		3.3	3.3	0.0
		Revised Average		3.1	3.1	0.0
		Selected Royalty Rate			3.0%	$0